File No. 812-14081

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”) FOR AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

In the Matter of

SYMETRA MUTUAL FUNDS TRUST

and

SYMETRA INVESTMENT MANAGEMENT, INC.

Please direct all communications, notices and orders to:

David S. Goldstein
Senior Vice President, General Counsel and Secretary
Symetra Financial Corporation
777 108th Avenue, Suite 1200
Bellevue, WA  98004

with copies to:
Stephen E. Roth
Cynthia R. Beyea
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004

As filed with the U.S. Securities and Exchange Commission on March 22, 2013

This Application (including exhibits) consists of 34 pages.

The exhibit index appears on page 29.

UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

IN THE MATTER OF

SYMETRA MUTUAL FUNDS TRUST and SYMETRA INVESTMENT MANAGEMENT, INC. 777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT) FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

File No. 812-14081

I.  INTRODUCTION

Symetra Mutual Funds Trust (the “Trust”), a registered open-end management investment company that offers one or more series of shares (each a “Series”), on its own behalf and on behalf of each existing Series,1 and Symetra Investment Management, Inc. (“SIMI” or the “Adviser”) (collectively, the “Applicants”) hereby submit this amended and restated application (the “Application”) to the U.S. Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).  Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the board of trustees of the Trust (the “Board”), including a majority of those who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act, of the Trust or of the Adviser (the “Independent Trustees”), to take the following actions without obtaining shareholder approval:  (1) select certain unaffiliated investment subadvisers (each, a “Subadviser”) to manage all or a portion of the assets of each Series pursuant to an investment subadvisory agreement with a Subadviser (each, a “Subadvisory Agreement” and together the “Subadvisory Agreements”) and (2) materially amend Subadvisory Agreements with the Subadvisers.2

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1  The current Series of the Trust are:  Symetra DoubleLine® Total Return Fund, Symetra DoubleLine® Emerging Markets Income Fund, and Symetra Yacktman Focused Fund.

       Applicants also request an order under Section 6(c) of the 1940 Act exempting certain Funds, as defined below, from certain disclosure obligations under the following rules and forms:  (1) Item 19(a)(3) of Form N-1A; (2) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934 (the “Exchange Act”); and (3) Sections 6-07(2)(a), (b), and (c) of Regulation S-X (sometimes referred to herein as the “Fee Disclosure Relief”).

Applicants also request relief with respect to any future series of the Trust and any other existing or future registered open-end management investment company or series thereof that: (1) is advised by the Adviser, including any entity controlling, controlled by or under common control with the Adviser or its successors (included in the term “Adviser”); (2) uses the manager of managers structure (“Managers of Managers Structure”) described in this Application; and (3) complies with the terms and conditions of this Application (together with each Series, the “Funds” and each, individually, a “Fund”).  The only existing registered open-end management investment company that currently intends to rely on the requested order is named as an Applicant.  The Series are the only Funds that currently intend to rely on the requested order.  If the name of any Fund contains the name of a Subadviser, the name of the Adviser will precede the name of the Subadviser.  The term “Board” also includes the board of trustees or directors of a future Fund.  For purposes of the requested order, “successor” is limited to any entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

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2  If the Adviser wishes to use subadvisers that are “affiliated persons” (as defined in Section 2(a)(3) of the 1940 Act) of the Trust, of a Fund, or of the Adviser (other than by reason of serving as a subadviser to a Fund) (“Affiliated Subadvisers”) to assist with the monitoring and/or management of certain markets with which the Affiliated Subadvisers have expertise, then shareholder approval of the subadvisory agreement with any Affiliated Subadviser will be obtained.  The requested relief will not extend to Affiliated Subadvisers.

Applicants are seeking this exemption to enable the Adviser and the Board to obtain for each Fund the services of one or more Subadvisers believed by the Board and the Adviser to be particularly well-suited to manage all or a portion of the assets of the Funds, and to make material amendments to Subadvisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening a special meeting of Fund shareholders.  Under the Manager of Managers Structure, the Adviser will evaluate, allocate assets to, and oversee the Subadvisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.

The requested exemptions will also permit the Adviser to make material amendments to Subadvisory Agreements believed by the Adviser and the Board to be appropriate without the delay and expense of convening a special meeting of shareholders for that purpose.  Applicants believe that without this relief, the Funds may be precluded from promptly and timely hiring Subadvisers or materially amending, or may be subject to the delays and additional expense of proxy solicitation when hiring Subadvisers or materially amending, Subadvisory Agreements considered appropriate by the Adviser and the Board.

II.  BACKGROUND

A.   The Trust

The Trust is a Delaware statutory trust organized under the laws of the State of Delaware on November 21, 2011, and is registered with the Commission under the 1940 Act as an open-end management investment company.  The Trust has filed with the Commission a registration statement under the Securities Act of 1933, as amended (the “1933 Act”), to register the offering of its shares.  Currently, the Trust is composed of three (3) Series, each with its own investment objective, policies and restrictions and is managed by the Adviser and a Subadviser.  Each current Series has only one Subadviser; however, in the future, the Trust may include one or more Funds that have multiple Subadvisers.

B.   The Adviser

Symetra Investment Management, Inc. is a corporation formed in Washington state in 2011.  SIMI is registered, and each other Adviser will be registered, as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  SIMI serves as the investment adviser to each Series and SIMI or another Adviser will serve as investment adviser to any future Funds.  SIMI’s primary business activity is providing the Trust with general management and investment advisory services, directly or through third parties.  SIMI is responsible for overall management of the Trust and for retaining Subadvisers to manage the assets of each Series.  Each Subadviser will be registered, or not subject to registration, as an investment adviser under the Advisers Act.

Each Fund will enter into an investment advisory agreement with the Adviser (each, an “Advisory Agreement”), approved by the Board, including a majority of Independent Trustees (as defined below), and that Fund’s shareholders.  Under the terms of the Advisory Agreement, and subject to the authority of the Board, the Adviser is responsible for the overall management of each Fund’s business affairs and selecting each Fund’s investments according to that Fund’s investment objectives, policies, and restrictions.  In addition, pursuant to the Advisory Agreement, the Adviser may retain one or more subadvisers for the purpose of managing the investment of the assets of that Fund.

For the investment advisory services that it provides to a Fund, the Adviser will receive the fee specified in the Advisory Agreement with that Fund based on the Fund’s average daily net assets.  In the interest of limiting the expenses of a Fund, the Adviser may from time to time waive some or all of its investment advisory fees or reimburse other fees for that Fund.  In this regard, the Adviser has entered into an expense waiver agreement with the Trust on behalf of each Series (the “Expense Waiver Agreement”).  Pursuant to the Expense Waiver Agreement, the Adviser agrees to waive or reduce its fees and to assume other expenses to the extent necessary to limit the total annual operating expenses of a Series.  This limit excludes certain of the expenses, such as brokerage costs, interest, taxes and dividend and extraordinary expenses, of the Series.

The terms of each Advisory Agreement comply or will comply with Section 15(a) of the 1940 Act.  Each Advisory Agreement was approved by the Board, including a majority of the trustees who are not “interested persons,” (as defined in Section 2 (a)(19) of the 1940 Act) of the Trust or the Adviser (the “Independent Trustees”) and was approved by the initial shareholder of each respective Series in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder.  Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to any Advisory Agreement.

C.  The Subadvisers and the Manager of Managers Structure

Pursuant to its authority under the Advisory Agreement, the Adviser has entered into Subadvisory Agreements with the following Subadvisers to provide day-to-day management of the assets of one or more of the three Series:3

•	DoubleLine Capital LP
•	Yacktman Asset Management L.P.

Each of these Subadvisory Agreements has been approved by the Board, including by a majority of the Independent Trustees, and the initial shareholder of the relevant Series, in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 under the 1940 Act.  The terms of these Subadvisory Agreements comply fully with the requirements of Section 15(a) of the 1940 Act.

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3  The Adviser currently engages two Subadvisers. It is expected that the number of Subadvisers employed by the Funds could change over time.

Each future Subadvisory Agreement will be approved by the Board, including a majority of the Independent Trustees in accordance with Sections 15(a) and 15(c) of the 1940 Act.  If the requested relief is granted, approval by the shareholders of the affected Fund will not be sought or obtained.  The terms of the future Subadvisory Agreements will comply fully with all other requirements of Section 15(a) of the 1940 Act.

Each Subadviser to a Fund is or will be an “investment adviser” as defined in Section 2(a)(20)(B) of the 1940 Act.  Each Series currently engages one Subadviser to achieve its investment objectives.  In the future, each Series and future Fund may engage multiple Subadvisers.  The Adviser will select Subadvisers based on the Adviser’s evaluation of the Subadvisers’ skills in managing assets pursuant to particular investment styles, and recommend their hiring to the Board.  The Adviser will engage in an on-going analysis of the continued advisability of retaining these Subadvisers and make recommendations to the Board as needed.  The Adviser will also negotiate and renegotiate the terms of Subadvisory Agreements, including the subadvisory fees, with the Subadvisers, and will make recommendations to the Board as needed.

Subject to approval by the Board and a majority of the Fund’s outstanding voting securities, as that term is defined in Section 2(a)(42) of the 1940 Act, the primary responsibility for management of the Funds—including, in particular, the selection and supervision of the Subadvisers—will be vested in the Adviser, subject to general oversight and approval by the Board.  Thus, the Adviser will supervise the management and investment programs and operations of the Funds and evaluate the abilities and performance of other money management firms to identify appropriate Subadvisers for the Funds’ various strategies.  After a Subadviser is selected, the Adviser will continuously supervise and monitor the Subadviser’s performance and periodically recommend to the Board which Subadvisers should be retained or released.

The Adviser, under the Advisory Agreement and Subadvisory Agreements, will employ one or more Subadvisers for each of the Funds.  The Adviser will allocate and, when appropriate, reallocate each Fund’s assets among Subadvisers.  Each Subadviser will have discretionary authority to invest the Fund assets assigned to it.  The Adviser intends to achieve each Fund’s investment objective by selecting Subadvisers to implement distinct strategies for each Fund, based upon the Adviser’s evaluation of each Subadviser’s expertise and performance in managing the Fund’s assets.  The Adviser will monitor each Subadviser for compliance with that Fund’s specific investment objective, policies and strategies.  In addition, the Adviser may manage a portion of the assets of each Fund itself pursuant to the Fund’s own investment strategy.

Under the Manager of Managers Structure, Subadviser evaluation on both a quantitative and qualitative basis will be an ongoing process.  The Adviser periodically will gather and analyze certain performance information regarding the Funds.  If a Fund underperforms relevant indices or its peer group over time, or if the Adviser has other concerns about a Fund or its Subadviser (such as a departure from the Fund’s disclosed investment style, a change in management of the Subadviser, or concerns about compliance and operational capabilities), the Adviser will assess the continued ability of the Subadviser to meet the Fund’s investment objective.  The Adviser will monitor possible replacement Subadvisers for the Funds so that any transition can be recommended to the Board and, if approved, is effected on a timely basis should a Subadviser change be warranted.  Absent exemptive relief, however, replacing a Subadviser would necessitate a proxy solicitation, which would involve additional expenses and could delay the implementation of the change.  Moreover, if a Subadviser change is proposed for a Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Trust’s Board minutes, that the change is in the best interests of the Fund and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

A Fund will not rely on the requested order if the Manager of Managers Structure described in this Application has not been approved as provided in condition 1 set out in Section IV below.1  Each Fund’s prospectus has contained since its shareholder(s) approved the Manager of Managers Structure, and will, at all times, contain the disclosure required by condition 2 set out in Section IV below.

Shareholders of the Funds will not be subject to the “duplication” of advisory fees because the services provided by the Adviser will differ from those provided by the Subadvisers.  The Adviser will be compensated for its general management services.  The Adviser will compensate the Subadvisers out of the advisory fee paid by a Fund to the Adviser under the relevant Advisory Agreement.  The Subadvisers will be compensated for their portfolio management, securities selection, and other services provided under their respective Subadvisory Agreements at a specified rate of the average daily net assets of the portions of the Funds that each manages directly.

D.   The Requested Relief

Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to facilitate the selection and retention of Subadvisers and to make material changes to Subadvisory Agreements, in connection with operating the Funds.  Under the requested relief, Applicants will continue to obtain the approval of the Board, including a majority of the Independent Trustees, when Subadviser changes are made or when material changes in a Subadvisory Agreement are made, but approval by shareholders of the Fund will not be sought or obtained.

If the requested order is granted, each Subadvisory Agreement will comply with all of the requirements of Section 15(a) of the 1940 Act—except obtaining approval by the shareholders of the Fund—including that it will: (1) precisely describe all compensation to be paid by the Fund to the Subadviser thereunder; (2) continue in effect for more than two years from the date of its original approval so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act; (3) provide, in substance, for termination at any time, without the payment of any penalty, by the Adviser, the Board or shareholders of the respective Fund, on not more than sixty days’ written notice to the Subadviser; and (4) provide, in substance, for its automatic termination in the event of its assignment as defined in Section 2(a)(4) of the 1940 Act.

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4  Each Fund will be required to obtain shareholder approval before relying on the order requested in this Application. The initial sole shareholder of each Series has approved that Series reliance on the requested order.

For each Series, where the initial shareholder has voted to approve the Manager of Managers Structure, the prospectus for that Series states that the Trust has applied for exemptive relief to operate under a multimanager structure, including the ability to change Subadvisers and hire new Subadvisers without soliciting a shareholder vote.

Each Fund will offer shares pursuant to a prospectus that is intended to satisfy the requirements of the Securities Act of 1933, as amended (the “1933 Act”) and that describes the advisory services provided to the Fund.  The prospectus contains (or will contain) information concerning the management and operation of the respective Fund, including a description of the Subadvisers and the services they provide.  In addition, each Fund will hold itself out to investors as employing such Manager of Managers Structure and will prominently disclose in its prospectus that the Adviser monitors each Subadviser for adherence to its specific strategy, continuously supervises and monitors the Subadviser’s performance and periodically recommends to the Board which Subadvisers should be retained or released.

Each Fund will disclose that it operates pursuant to the terms and conditions of this Application.  Thus, all shareholders of the Funds will be informed of: (a) the means by which the Funds obtain advisory services, including a description of the Adviser, the Subadvisers, and their agreements; and (b) that new Subadvisers can be employed without shareholder approval.

Applicants also seek an exemption to permit any Fund that has multiple Subadvisers to include only the Aggregate Fee Disclosure (as defined below) under the following rules and forms: (1) Item 19(a)(3) of Form N-1A; (2) Items 22(a)(3)(iv), 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A; (3) and Sections 6-07(2)(a), (b) and (c) of Regulation S-X.  Applicants believe that this relief should be granted for the following reasons:  (1) mutual funds that have multiple Subadvisers operate in a manner sufficiently different from that of conventional investment companies that disclosure of the fees that the Adviser pays to each of these Subadvisers would not serve any meaningful purpose; (2)  the relief will benefit shareholders by enabling the Funds advised by multiple Subadvisers to operate in a less costly and more efficient manner; and (3) Applicants will consent to a number of conditions that adequately address disclosure concerns with respect to Funds advised by multiple Subadvisers.

III.  APPLICABLE LAW AND DISCUSSION

A.   Shareholder Voting

1.   Applicable Law

Section 15(a) of the 1940 Act provides in relevant part that:

It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company . . . .

Rule 18f-2(c)(1) under the 1940 Act provides in relevant part that:

With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the 1940 Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter . . . .

Rule 18f-2(c)(2) further provides that:

If any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by subparagraph (1) of this paragraph, the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different adviser, or other definitive action; provided that the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.

Section 2(a)(20) defines an “investment adviser” as follows:

“Investment adviser” of an investment company means (A) any person . . . who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities . . . and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A) . . . .

Section 15 of the 1940 Act applies to situations where, as here, a subadviser contracts with an investment adviser of an investment company.  Accordingly, the Subadvisers are deemed to be within the statutory definition of an “investment adviser,” and the Subadvisory Agreements between the Adviser and each Subadviser are subject to Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Advisory Agreements.  Therefore, without the exemption applied for herein, each Fund (1) would be prohibited from entering promptly into a new Subadvisory Agreement or amending materially an existing contract with a Subadviser, and (2) would be prohibited from continuing the employment of an existing Subadviser whose contract had been assigned as a result of a change in “control,” unless the Adviser and the Fund were to incur the costs of convening a special meeting of Fund shareholders to approve the Subadviser’s selection and/or the change in the Subadvisory Agreement.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  For the reasons and subject to the conditions set forth below, Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to eliminate the need for the Adviser and the Trust (on behalf of one or more of the Funds) to submit Subadvisory Agreements to the affected shareholders for approval before selecting a Subadviser or materially amending a Subadvisory Agreement.

2.   Discussion

Applicants seek an exemption to permit the Adviser to enter into and materially amend Subadvisory Agreements without obtaining shareholder approval under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  Applicants believe the relief should be granted because:  (1) the Adviser will operate the Funds in a manner that is different from that of conventional investment companies such that shareholder approval would not serve any meaningful purpose; (2) the relief will benefit shareholders by enabling the Funds to operate in a less costly and more efficient manner; and (3) Applicants will consent to a number of conditions that adequately address Section 15(a) concerns, including conditions designed to ensure that shareholder interests are adequately protected through careful Board oversight.  Applicants believe that the requested relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

a.   Necessary or Appropriate in the Public Interest

The investment advisory arrangements of the Funds will be different from those of conventional investment companies.  Under the conventional structure, a fund’s investment adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions.  The adviser is free to retain or terminate those portfolio managers without board or shareholder approval.  In the case of the Funds, however, the Adviser will use one or more Subadvisers, and the Adviser typically will not make the day-to-day investment decisions with respect to each Fund.  Instead, the Adviser will establish an investment strategy for the Funds and select, supervise and evaluate the Subadvisers who make the day-to-day investment decisions for the Funds; the Adviser will allocate all or a portion of the Funds’ assets to various Subadvisers.  This is a service that the Adviser believes can add value to the investments of Fund shareholders because the Adviser will be able to select those Subadvisers that have distinguished themselves through successful performance in the various market sectors in which the Funds will invest.

Each Fund will hold itself out as an investment vehicle whereby investors look to the Adviser as a professional organization to evaluate, select and recommend to the Board the hiring of Subadvisers.  The Adviser will select those Subadvisers that are most likely to provide investment advisory services that will achieve the investors’ defined objectives given their investment needs and tolerance for risk.  Those Subadvisers will, in turn, select and oversee the portfolio investments pursuant to a particular strategy.  Under the Manager of Managers Structure, the selection or change in a Subadviser will not be an event that significantly alters the nature of the shareholder’s investment and thus does not implicate 1940 Act policy concerns regarding shareholder approval.5

From the perspective of the investor, the role of the Subadvisers with respect to the Funds is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser and given responsibility for day-to-day management of Fund assets.  Both the portfolio managers and the Subadvisers are concerned principally with the selection of portfolio investments in accordance with the Fund’s respective investment objectives and policies and have no significant supervisory, management or administrative responsibilities with respect to the Fund or the Trust.  Applicants believe that shareholders look to the Adviser when they have questions or concerns about a Fund’s management or about a Fund’s investment performance, and will expect the Adviser—subject to review and approval of the Board—to select portfolio managers or Subadvisers who are best suited to achieve the Fund’s investment objective.  Shareholders of conventionally managed investment companies expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as the Adviser will compensate each Subadviser out of the investment management fee.  Under the conventional investment company structure, shareholders do not vote on the selection of the individual portfolio manager or a change in his or her compensation.  There is no compelling policy reason why the Funds’ investors should be required to approve the Subadvisers’ relationships with the Funds, when shareholders of a conventional investment company are not required to approve the substantially equivalent relationship between an investment adviser and its portfolio managers.

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 5 Protecting Investors: A Half-Century of Investment Company Regulation, Division of Investment Management, SEC, May 1992, Ch. 7, Part III(D)(2).

In the absence of exemptive relief from Section 15(a) of the 1940 Act, when a new Subadviser is proposed for retention by a Fund (or by the Trust on behalf of a Fund), shareholders would be required to approve the new Subadvisory Agreement.  Similarly, if an existing Subadvisory Agreement were to be amended in any material respect (e.g., an increase in the subadvisory fee), shareholders of the Fund would have to approve the change.  In addition, a Fund would be prohibited from continuing to retain an existing Subadviser whose Subadvisory Agreement had been “assigned” as a result of a change of control of the Subadviser unless shareholder approval had been obtained.  In all of these cases, the need for shareholder approval would require the Trust or the Fund in question to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Fund—a process that generally necessitates retention of a proxy solicitor.  This process would be time-consuming, costly and slow and, in the case of a poorly performing Subadviser or one whose management team had left, potentially harmful to the affected Fund and its shareholders.

Applicants believe that permitting the Adviser to perform those duties for which the shareholders of the Funds are paying the Adviser (i.e., the selection, supervision and evaluation of Subadvisers) without incurring unnecessary delay or expense is appropriate and in the interests of Fund shareholders and will allow the Funds to operate more efficiently.  Without the delay inherent in holding shareholder meetings (and the attendant difficulty of obtaining the necessary quorum), each Fund will be able to act more quickly and with less expense to hire or replace Subadvisers when the Board and the Adviser feel that such a change would benefit the Fund.  Without the requested relief, a Fund may, for example, be left in the hands of a Subadviser that is unable to manage the Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Subadvisory Agreement.  Also, in that situation or when events beyond the control of the Adviser, the Trust and the affected Fund have occurred—e.g., an unexpected Subadviser resignation or change in control—the affected Fund may be forced to operate without a Subadviser or with fewer than the optimum number of Subadvisers.  The sudden loss of the Subadviser could be highly disruptive to the operations of a Fund.

b.   Consistent with the Protection of Investors

Primary responsibility for management of a Fund’s assets, including the selection and supervision of the Subadvisers, is vested in the Adviser, subject to the oversight of the Board.  Each Advisory Agreement is and will remain fully subject to the requirements of Section I5(a) of the 1940 Act and Rule 18f-2 thereunder, including the requirement for approval by shareholders.  Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Subadvisers in the Adviser in light of the management structure of the Funds, as well as the shareholders’ expectation that the Adviser will be in possession of the information necessary to select the most able Subadvisers.

In evaluating the services that a Subadviser will provide to a Fund, the Adviser considers certain information, including, but not limited to, the following.

(1)  the advisory services provided by the Subadviser, including the Subadviser’s investment management philosophy and technique and the Subadviser’s methods, to ensure compliance with the investment objective, policies and restrictions of the Fund;

(2)  the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Fund, and the ability of the Subadviser to attract and retain capable personnel;

(3)  reports setting forth the financial condition and stability of the Subadviser; and

(4)  reports setting forth the Subadviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Subadviser and having similar investment objectives, and other pooled funds having similar investment objectives and asset sizes.

In obtaining this information, the Adviser will typically:  review the Subadviser’s current Form ADV; conduct a due diligence review of the Subadviser; and conduct an interview of the Subadviser.

In addition, the Adviser and the Board will consider the reasonableness of the Subadviser’s compensation with respect to a Fund for which the Subadviser will provide portfolio management services.  Although only the Adviser’s fee is payable directly by the Fund, and each Subadviser’s fee is payable by the Adviser, the fees of all Subadvisers directly bear on the amount and reasonableness of the Adviser’s fee payable by the Fund.  Accordingly, the Adviser and the Board will analyze the fees paid to Subadvisers in evaluating the reasonableness of the overall arrangements.  In conducting this analysis, the Adviser and the Board will consider certain information, including, but not limited to, the following:

(1)  description of the proposed method of computing the fees;

(2)  comparisons of the proposed fees to be paid by the respective Fund with fees charged by the Subadviser for managing comparable accounts and with fees charged by other organizations for managing other mutual funds, especially funds and accounts having similar investment objectives; and

(3)  data with respect to the projected expense ratios of the respective Fund and comparisons with other mutual funds of comparable size and strategy.

If this relief is granted, shareholders of the Funds will continue to receive adequate information about the Subadvisers.  The prospectus and statement of additional information (“SAI”) of each Fund does and will include all information required by Form N-1A concerning the Subadvisers for that Fund (except as modified to permit Aggregate Fee Disclosure, as defined in this Application).  If a new Subadviser is retained or a Subadvisory Agreement is materially amended, the Fund’s prospectus and SAI will be promptly supplemented pursuant to Rule 497(e) under the 1933 Act.  If a new Subadviser is retained in reliance on the requested order, the Funds will inform shareholders of the hiring of a new Subadviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (1) within 90 days after a new Subadviser is hired for any Fund, that Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;6 and (2) the Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days.  In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Subadvisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement.  Moreover, as indicated above, the applicable Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Subadvisory Agreements.

_________________________________
 6 A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Securities Exchange Act of 1934, as amended (“Exchange Act”), and specifically will, among other things: (1) summarize the relevant information regarding the new Subadviser; (2) inform shareholders that the Multi-manager Information Statement is available on a website; (3) provide the website address; (4) state the time period during which the Multi-manager Information Statement will remain available on that website; (5) provide instructions for accessing and printing the Multi-manager Information Statement; and (6) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Funds.  A Multi-manager Information Statement will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure (defined below).  Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

c.   Consistent with the Policy and Provisions of the 1940 Act

The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act.  The identity of a registered investment company’s investment adviser, together with the company’s investment objective, policies and restrictions, are the features that distinguish one investment company from another.  The framers of the 1940 Act believed that if an investment company is to be managed by an adviser different from the adviser shareholders selected at the time of investment, the successor adviser should be approved by shareholders.  The exemptive relief being requested would be fully consistent with this public policy.

The Funds’ Advisory Agreements and Subadvisory Agreements with Affiliated Subadvisers (if any) will continue to be subject to the shareholder approval requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  The prospectus for each Series discloses and the prospectus for each Fund will disclose that the Adviser is seeking relief to operate pursuant to a multimanager structure and that the Adviser is the primary provider of investment advisory services to the Fund and that the Adviser may hire or change Subadvisers for the Fund, as appropriate, and that the Adviser has the ultimate responsibility to oversee Subadvisers and recommend to the Board their hiring, termination and replacement.  In a conventionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services.  For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Subadviser by the Adviser and the Board.

Eliminating the requirement of shareholder approval under the circumstances described in this Application would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation.  In the circumstances described in this Application, a proxy solicitation provides no more meaningful information to investors than the proposed use of the Information Statement.  Each Fund also will promptly supplement its registration statement if a new Subadviser is appointed or a material amendment is made to a Subadvisory Agreement.  If a shareholder of a Fund is dissatisfied with the Adviser’s selection of a Subadviser or a material change in a Subadvisory Agreement, the shareholder may redeem his or her shares.

B.   Disclosure of Subadvisers’ Fees

1.   Applicable Law

Item 19(a)(3) of Form N-1A requires an investment company to disclose in its registration statement the method of calculating the advisory fee payable by the investment company to each investment adviser, including the “total dollar amounts that the Fund paid to the adviser . . . under the investment advisory contract for the last three fiscal years.”  This provision could be deemed to require a Fund to disclose the fees the Adviser pays to each Subadviser.

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act.  Item 22 of Schedule 14A sets forth the information that must be included in an investment company proxy statement.  Item 22(c)(1)(ii) of Schedule 14A requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory contract to describe the terms of the advisory contract “including the rate of compensation of the investment adviser.”  Item 22(c)(1)(iii) of Schedule 14A requires a description of the “aggregate amount of the investment adviser’s fee and the amount and purpose of any other material payments by the Fund to the investment adviser, or any affiliated person of the “investment adviser.”  Item 22(c)(8) of Schedule 14A requires a description of “the terms of the contract to be acted upon, and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.”  Finally, Item 22(c)(9) of Schedule 14A requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (1) the aggregate amount of the investment adviser’s fee during the last year, (2) the amount that the adviser would have received had the proposed fee been in effect, and (3) the difference between (1) and (2) stated as a percentage of the amount stated in (1). Taken together, these provisions may be read to require a Fund to disclose the fees the Adviser pays to each Subadviser in proxy statements for shareholder meetings at which fees would be established or increased, or action would be taken on an advisory contract.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission.  Section 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statements information about investment advisory fees.  These provisions may be deemed to require the Fund’s financial statements to include information concerning fees paid to a Subadviser.

For the reasons and subject to the conditions below, Applicants seek an order under Section 6(c) of the 1940 Act exempting them, to the extent described herein, from Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Exchange Act and Sections 6-07(2)(a), (b) and (c) of Regulation S-X to permit the Trust to disclose for any Fund that has more than one Subadviser (as both a dollar amount and a percentage of the Fund’s net assets) (1) the aggregate fees paid to the Adviser and any Affiliated Subadviser, and (2) the aggregate fees paid to Subadvisers other than Affiliated Subadvisers (collectively, the “Aggregate Fee Disclosure”).  Any Fund that employs an Affiliated Subadviser will provide separate disclosure of any fees paid to the Affiliated Subadviser.

2.   Discussion

The Applicants seek an exemption to permit any Funds that have more than one Subadviser to provide the Aggregate Fee Disclosure rather than disclose the fees that the Adviser pays to each Subadviser under the following rules and forms:  Item 19(a)(3) of Form N-1A; Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Exchange Act; and Sections 6-07(2)(a), (b) and (c) of Regulation S-X.  The Applicants believe that the relief should be granted because:  (1) Funds using more than one Subadviser operate in a manner so different from that of conventional investment companies that disclosure of the fees the Adviser pays to each Subadviser would serve no meaningful purpose; (2) the relief will benefit shareholders by enabling the Funds to operate in a less costly and more efficient manner; and (3) Applicants will consent to a number of conditions that adequately address disclosure concerns.

As noted above, Funds using one or more Subadvisers operate in a manner substantially different from that of conventional investment companies.  By investing in a Fund that uses more than one Subadviser, shareholders will hire the Adviser to manage the Fund’s assets by evaluating, monitoring and recommending Subadvisers and allocating assets of the Fund among Subadvisers rather than by hiring its own employees to manage the assets directly.  The Adviser, under the supervision of the Board, is responsible for overseeing Subadvisers and recommending their hiring, termination and replacement.  In return for its services, the Adviser will receive an advisory fee from each Fund, out of which it will compensate all Subadvisers of that Fund.

Disclosure of the fees the Adviser pays to each Subadviser does not serve any meaningful purpose, as investors will pay the Adviser to monitor, evaluate and compensate the Subadvisers.  Indeed, disclosure of individual Subadviser fees would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that adviser.  In the case of a single adviser or conventional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers.  There are no policy reasons to require that Fund shareholders be told an individual Subadviser’s fees any more than shareholders of a conventional investment company with a single investment adviser would need to be told of the salaries of portfolio managers of the particular investment adviser.

The requested relief would benefit shareholders of the Funds because it would improve the Adviser’s ability to negotiate the fees paid to Subadvisers.  Many investment advisers charge their customers for advisory services according to a “posted” fee schedule.  While investment advisers typically are willing to negotiate fees lower than those posted in the schedule, particularly with large institutional clients, they are reluctant to do so when the negotiated fees are disclosed to the public.  The relief will encourage Subadvisers to negotiate lower advisory fees with the Adviser if the lower fees are not required to be made public.

C.   Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 have been granted previously by the Commission.  See, e.g., Arden Investment Series Trust and Arden Asset Management LLC, Investment Company Act Release Nos. 30255 (Nov. 2, 2012) (notice) and 30283 (Nov. 28, 2012) (order) (File No. 812-14062); Trust for Professional Managers, et al. Investment Company Act Release Nos. 30235 (Oct. 18, 2012) (notice) and 30263 (Nov. 14, 2012) (order) (File No. 812 14012); PACE Select Advisors Trust and UBS Global Asset Management (Americas) Inc., Investment Company Act Release Nos. 30224 (Sept. 27, 2012) (notice) and 30241 (Oct. 23, 2012) (order) (File No. 812-14000); Neuberger Berman Alternative Funds, et al., Investment Company Act Release Nos. 30206 (Sept. 18, 2012) (notice) and 30232 (Oct. 15, 2012) (order) (File No. 812-13988-01).

IV.  CONDITIONS FOR RELIEF

Applicants agree that any order granting the requested relief will be subject to the following conditions7:

1.  Before a Fund may rely on the order requested in the Application, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Fund’s shares to the public.

2.  The prospectus for each Fund will disclose the existence, substance and effect of any order granted pursuant to this Application.  Each Fund will hold itself out to the public as employing the Manager of Managers Structure described in the Application.  The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination, and replacement.

___________________________
 7 Applicants will only comply with conditions 7, 8, 9 and 12 if they rely on the  Fee Disclosure Relief that would allow them to provide Aggregate Fee Disclsoure.

3.  Funds will inform shareholders of the hiring of a new Subadviser within 90 days after the hiring of a new Subadviser pursuant to the Modified Notice and Access Procedures.

4.  The Adviser will not enter into a subadvisory agreement with any Affiliated Subadviser without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.  At all times, at least a majority of the Board will be Independent Trustees, and the nomination and selection of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.  When a subadviser change is proposed for a Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

7.  Independent legal counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees.  The selection of such counsel will be within the discretion of the then existing Independent Trustees.

8.  Each Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per-Fund basis.  The information will reflect the impact on profitability of the hiring or termination of any Subadviser during the applicable quarter.

9.  Whenever a Subadviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

10.  The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of the Fund’s assets, and, subject to review and approval of the Board, will: (1) set each Fund’s overall investment strategies; (2) evaluate, select, and recommend Subadvisers to manage all or part of a Fund’s assets; (3) when appropriate, allocate and reallocate a Fund’s assets among multiple Subadvisers; (4) monitor and evaluate the performance of Subadvisers; and (5) implement procedures reasonably designed to ensure that the Subadvisers comply with each Fund’s investment objective, policies and restrictions.

11.  No trustee or officer of the Trust, or of a Fund, or director or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Subadviser, except for (1) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser; or (2) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Subadviser or an entity that controls, is controlled by, or is under common control with, a Subadviser.

12.  Each Fund will disclose in its registration statement the Aggregate Fee Disclosure.

13.  In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

V.  CONCLUSION

For the foregoing reasons, Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application.  Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

VI.  PROCEDURAL MATTERS

All actions necessary to authorize the execution and filing of this Application have been taken and the persons signing and filing this Application on behalf of Applicants are authorized to so sign and file the same.  The resolutions of each Applicant authorizing the filing of this Application and any amendments thereto are attached as Exhibits A1 and A2 to this Application.

Pursuant to Rule 0-2 under the Act, the Applicants hereby declare that this Application for a Commission order is signed by an authorized person on behalf of each of the Applicants pursuant to the general authority vested in such person by the appropriate charter documents and/or by resolution of each Board, and/or by verification required by Rule 0-2(d) under the Act attached as Exhibit B to this Application.  Applicants further declare that such authorizations remain in full force and effect.

The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.  Pursuant to the requirements with regard to the electronic filing of applications, no form of Notice of Filing is provided.

The Applicants request that questions regarding this Application be directed to:  David S. Goldstein, Esq., at Symetra Financial Corporation, 777 108th Avenue NE, Suite 1200, Bellevue, Washington, 98004, telephone (452) 256-8021; or to Stephen E. Roth, Esq. or Cynthia R. Beyea, Esq. at Sutherland, Asbill & Brennan, LLP, 1275 Pennsylvania Avenue, NW, Washington, DC 20004, telephone (202) 383-0158 or (202) 383-0472, respectively.

SIGNATURES

Dated March 15, 2013

SYMETRA MUTUAL FUNDS TRUST

By: /s/ David S. Goldstein Name: David S. Goldstein Title: Vice President
SYMETRA INVESTMENT MANAGEMENT, INC.

By: /s/ Daniel R. Guilbert Name: Daniel R. Guilbert Title: President

EXHIBIT INDEX

A-1    Symetra Mutual Funds Trust Officer's Certificate

A-2    Symetra Investment Management, Inc. Officer's Certificate

B.       Rule 0-2(d) Verifications

EXHIBIT A-1

Symetra Mutual Funds Trust

OFFICER’S CERTIFICATE

The undersigned, being the duly elected Assistant Secretary of the Symetra Mutual Funds Trust (the “Trust”), does hereby certify that the resolutions set forth below were adopted on behalf of the Trust by its Board of Trustees on March 30, 2012 and that such resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.

RESOLVED, that the Board of Trustees (the “Board”) of the Symetra Mutual Funds Trust (the “Trust”) has determined that it would be advantageous for the Trust to engage in a “Manager of Managers” arrangement pursuant to which Symetra Investment Management, Inc. (the “Adviser”) will be permitted, subject to the approval of the Board, to engage one or more investment sub-advisers (each, a “sub-adviser” and collectively, the “sub-advisers”) as portfolio managers for certain investment portfolios of the Trust (the “Funds”) or to allocate segments of individual Funds among several sub-advisers; and it is further

RESOLVED, that, prior to engaging any sub-adviser, the Adviser shall obtain the approval of the Board, including a majority of its trustees who are not “interested persons” (as defined under the Investment Company Act of 1940, as amended (the “1940 Act”)) of the Trust, to engage any sub-adviser; and it is further

RESOLVED, that the officers of the Trust are authorized and directed to file an application on behalf of the Trust and the Adviser (the “Application”) with the Securities and Exchange Commission (“SEC”) for an order exempting the Trust and the Adviser from the requirements of Section 15(c) of the 1940 Act and Rule 18f-2 thereunder, permitting the Trust and the Adviser to enter into and/or amend investment sub-advisory agreements without the approval of the shareholders of the affected Fund (the “Order”); and it is further

RESOLVED, that the “Manager of Managers” arrangement shall be conducted in accordance with the terms and conditions set forth in the Application and the exemptive Order issued by the SEC to the Trust and the Adviser as of the date the Order is issued by the SEC; and it is further

RESOLVED, that, in reliance upon the Order, the Trust shall not seek the approval of shareholders of the affected Fund with respect to the selection of a sub-adviser; however, the Trust shall seek the approval of the shareholders of the affected Fund in the event that the proposed sub-adviser is affiliated with the Adviser; and it is further

RESOLVED, that the “Manager of Managers” arrangement be submitted to the initial shareholder for its approval.

The undersigned does further certify that the resolutions set forth below were adopted by the sole shareholder of Trust, Symetra Investment Management, Inc., on April 18, 2012 and that such resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.

WHEREAS, the Board has determined that it would be advantageous to the Trust if  Symetra Investment Management, Inc. (the “Manager”) engages in a “Manager of Managers” arrangement pursuant to which the Manager will be permitted, subject to the approval of the Board, to engage one or more investment sub-advisers (each, a “sub-adviser” and collectively, the “sub-advisers”) as portfolio managers for certain investment portfolios of the Trust (the “Funds”) or to allocate segments of individual Funds among several sub-advisers; and

WHEREAS, prior to engaging any sub-adviser the Manager shall obtain the approval of the Board, including a majority of its trustees who are not “interested persons” (as defined under the Investment Company Act of 1940, as amended (the “1940 Act”)) of the Trust, to engage any sub-adviser; it is therefore

RESOLVED, that, upon the recommendation of the Board, the Trust is authorized and directed to participate with the Manager in the filing of an application on behalf of the Trust and the Manager (the “Application”) with the Securities and Exchange Commission (“SEC”) for an order exempting the Trust and the Manager from the requirements of Section 15(c) of the 1940 Act and Rule 18f-2 thereunder, permitting the Trust and the Manager to enter into and/or amend investment sub-advisory agreements without the approval of the shareholders of the affected Fund (the “Order”); and it is further

RESOLVED, that the “Manager of Managers” arrangement shall be conducted in accordance with the terms and conditions set forth in the Application and the exemptive Order issued by the SEC to the Trust and the Manager as of the date the Order is issued by the SEC; and it is further

RESOLVED, that, in reliance upon the Order, the Trust shall not seek the approval of shareholders of the affected Fund with respect to the selection of a sub-adviser; however, the Trust shall seek the approval of the shareholders of the affected Fund in the event that the proposed sub-adviser is affiliated with the Manager.

I have executed this certificate this 20th day of March, 2013.

Symetra Mutual Funds Trust

By:           /s/ Julie M. Bodmer
Name:     Julie M. Bodmer
Title:       Assistant Secretary

EXHIBIT A-2

Symetra Investment Management, Inc.

OFFICER’S CERTIFICATE

The undersigned, being the duly elected Assistant Secretary of the Symetra Investment Management, Inc. (“the Corporation”), does hereby certify that the resolution set forth below was adopted on behalf of the Corporation by its Board of Directors on November 29, 2011 and that such resolution has not been amended, modified or superseded in any way as of the date of this Certificate.

RESOLVED, that the appropriate officers of the Corporation are each authorized and directed to prepare and execute on behalf of the Corporation and in its name any and all such documents, to take such action, to make such filings and provide such notice, and to seek such approvals, as they may deem necessary or desirable in order for the Corporation to license and register the Corporation as an investment advisor, including registration with the Securities and Exchange Commission, and to otherwise carry out the business of the Corporation.

I have executed this certificate this 20th day of March, 2013.

Symetra Investment Management, Inc.

By:           /s/ Julie M. Bodmer
Name:     Julie M. Bodmer
Title:      Assistant Secretary

EXHIBIT B

VERIFICATION

The undersigned states that he has duly executed the attached Application, dated March 15, 2013 for and on behalf of Symetra Mutual Funds Trust (the “Trust”); that he holds the position with the Trust indicated below; and that all action by stockholders, trustees, and other bodies necessary to authorize the undersigned to execute and file the Application has been taken.  The undersigned further states that he is familiar with the Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:      /s/ David S. Goldstein
Name: David S. Goldstein
Title:   Vice President

VERIFICATION

The undersigned states that he has duly executed the attached Application, dated March 15, 2013 for and on behalf of Symetra Investment Management, Inc. (“SIMI”); that he holds the position with SIMI indicated below; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file the Application has been taken.  The undersigned further states that he is familiar with the Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:      /s/ Daniel R. Guilbert
Name: Daniel R. Guilbert
Title:   President